Morrison Cohen LLP

909 Third Avenue

New York, NY 10022

August 6, 2021

VIA EDGAR AND FEDERAL EXPRESS

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Folaka Ayoola Senior Counsel Office of Technology

Re:	AltEnergy Acquisition Corp.

Draft Registration Statement on Form S-1

Submitted April 29, 2021

CIK No. 0001852016

Ladies and Gentlemen:

On behalf of AltEnergy Acquisition Corp., a Delaware corporation (the “Company”), we submit in electronic form the accompanying Registration Statement on Form S-1 of the Company (the “Registration Statement”), together with Exhibits, marked to indicate changes from the Draft Registration Statement which was submitted on a confidential basis to the Securities and Exchange Commission (the “Commission”) pursuant to Title I, Section 106 under the Jumpstart Our Business Startups Act on April 29, 2021.

The Registration Statement reflects the responses of the Company to comments received in a letter from the Staff of the Commission (the “Staff”) on May 21, 2021 (the “Comment Letter”). The discussion below is presented in the order of the numbered comments in the Comment Letter. Certain capitalized terms set forth in this letter are used as defined in the Registration Statement. For your convenience, we have set forth below the Staff’s comments followed by the Company’s responses thereto. References in the responses to page numbers are to the marked version of the Registration Statement and to the prospectus included therein.

The Company has asked us to convey the following as its responses to the Staff:

Summary

Limited payments to insiders, page 15

1.

Please revise to include the payment of $15,600 per month to Mr. Darnell as well as the one-time payment of $150,000 and $300,000 to Mr. Darnell and Mr. Gupta, respectively, upon consummation of the initial business combination. Additionally, please file the independent consulting services agreements as exhibits to the registration statement.

The Company acknowledges the Staff’s comment and has revised the Registration Statement in response to the Staff’s comment. Please see page 34 of the Registration Statement and exhibits 10.10 and 10.11.

Management

Conflicts of Interest, page 132

2. You state on page 6 that “Daniel Shribman is the Chief Executive Officer and Chief

Securities and Exchange Commission

Division of Corporation Finance

August 6, 2021

Financial Officer of BRPM 150, another special purpose acquisition company that completed its initial public offering on February 23, 2021.” In order to clearly illustrate the past and present overlapping SPAC activity of your management, discuss the current status, proceeds raised or to be raised, acquisition focus and duration of BRPM 150. Also revise the table on page on 133 to include BRPM 150.

The Company acknowledges the Staff’s comment and has revised the Registration Statement in response to the Staff’s comment. Please see pages 6, 94, 131 and 132 of the Registration Statement.

Audited Financial Statements of AltEnergy Acquisition Corp., page F-1

3.

You state that commencing February 1, 2021, Mr. Darnell began receiving $15,600 per month for his services as the company’s CFO; however, your financial statements do not appear to include any costs related to this agreement. Please advise or revise.

The Company acknowledges the Staff’s comment and has revised the financial statements in the Registration Statement to reflect this expense in response to the Staff’s comment.

*                *                 *

If you have any questions regarding the Registration Statement or the responses contained in this letter, please do not hesitate to contact the undersigned at (212) 735-8834.

Sincerely,

/s/ Jack Levy

Jack Levy

cc:	Anthony M. Saur

Morrison Cohen LLP

Brian Forman

Morrison Cohen LLP

Russell Stidolph

AltEnergy Acquisition Corp.

Jonathan Ko

Paul Hastings LLP